Postmedia Network Reports Third Quarter Results

July 3, 2013 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today released financial information for the three and nine months ended May 31, 2013.

Third Quarter Operating Results
Net loss in the quarter ended May 31, 2013 was $112.2 million compared to a net loss of $12.1 million in the same period in the prior year. The increase in net loss was primarily the result of a $93.9 million non-cash impairment charge.  Also contributing to the increased net loss were lower revenues which were largely offset by operating cost reductions.

Operating loss was $95.6 million as compared to operating income of $4.1 million in the same period in the prior year primarily as a result of a $93.9 million non-cash impairment charge.

Operating income before depreciation, amortization, impairment and restructuring of $32.9 million in the quarter represents a decrease of $3.4 million (9.3%), relative to the same period in the prior year. Excluding non-cash share-based and other long-term incentive plan compensation expense, operating income before depreciation, amortization, impairment and restructuring declined $1.8 million (5.1%).

Revenue for the quarter was $191.8 million, a decrease of $20.2 million (9.5%) relative to the same period in the prior year. This decrease was primarily due to a decline in print advertising revenue of $17.7 million (13.5%) with the declines occurring across all categories. Print circulation revenue decreased $3.1 million (5.9%) as a result of declines in circulation volumes partially offset by price increases. Digital revenue increased $0.5 million (2.2%) relative to the same period in the prior year.

Total operating expenses excluding depreciation, amortization, impairment and restructuring decreased $16.9 million (9.6%) relative to the same period in the prior year. Expense reductions occurred in all operating expense categories including compensation, newsprint, distribution and other operating expenses. Excluding non-cash share-based compensation and other long-term incentive plan expense, operating expenses excluding depreciation, amortization, impairment and restructuring declined $18.5 million, or 10.4%.

During the three months ended May 31, 2013, the Company recorded asset impairments totaling $93.9 million. This total includes an impairment loss of $6.1 million with respect to a production facility that was reclassified from property and equipment to asset held-for-sale, and goodwill and intangible asset impairments totaling $87.8 million as a result of revisions to the long-term financial forecast to reflect greater revenue uncertainty.

Year-to-Date Operating Results
Net loss in the nine months ended May 31, 2013 was $118.0 million compared to net earnings of $5.1 million in the same period in the prior year. The decrease was primarily the result of a $93.9 million non-cash impairment charge.  Also contributing to the decrease were lower revenues which were largely offset by operating cost reductions, and a gain on sale of the Times Colonist in Victoria and British Columbia based community newspaper assets to Glacier Media Inc. in the same period in the prior year.

Net loss from continuing operations, which includes non-cash impairment charges of $93.9 million, was $118.0 million, compared to net loss of $8.9 million in the same period in the prior year.

Operating loss was $63.2 million as compared to operating income of $41.6 million in the same period in the prior year primarily as a result of a non-cash impairment charge of $93.9 million.

Operating income before depreciation, amortization, impairment and restructuring was $107.2 million, a decrease of $9.0 million relative to the prior year. Excluding non-cash share-based and other long-term incentive plan compensation expense, operating income before depreciation, amortization, impairment and restructuring declined $5.4 million (4.7%).

Revenue for the nine months ended May 31, 2013 was $582.3 million, a decrease of $59.5 million (9.3%) relative to the same period in the prior year. This decrease was primarily due to a decline in print advertising revenue of $51.3 million (12.7%) with the largest declines occurring in the classified and national advertising categories. Print circulation revenue decreased $11.4 million (7.2%) as a result of declines in circulation volumes partially offset by price increases. Digital revenue increased $3.1 million (4.6%) relative to the same period in the prior year as a result of increases in local digital advertising revenue partially offset by declines in digital classified revenue.

Total operating expenses excluding depreciation, amortization, impairment and restructuring decreased $50.5 million (9.6%) relative to the same period in the prior year. Expense reductions occurred in all operating expense categories including compensation, newsprint, distribution and other operating expenses. Excluding non-cash share-based and other long-term incentive plan compensation expense, operating expenses excluding depreciation, amortization, impairment and restructuring declined $54.1 million (10.2%).

Business Transformation Initiatives
As announced in July 2012, the Company is implementing a three-year transformation program that is targeted to result in operating cost savings of 15%-20%. During the three months ended May 31, 2013, the Company implemented transformation initiatives which are expected to result in net annualized cost savings of approximately $4 million. This brings total net annualized cost savings, since the beginning of the program, to approximately $62 million.

Management Commentary
“The transformation of Postmedia continued this quarter with the roll out of our paid content model to all of our newspapers, traction on our cost savings initiatives and the completion of our organizational redesign to a functional operating model,” said Paul Godfrey, President and Chief Executive Officer. “We will continue on this path, transforming a traditional media company into one that leverages future opportunities with a structure that supports a new model.”

Note: All dollar amounts are expressed in Canadian dollars unless otherwise specified.

Additional Information
Additional information, including financial statements and management’s discussion and analysis can be found on the Company’s website at www.postmedia.com/investors/financial-reports, on SEDAR at www.sedar.com or on the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

About Postmedia Network Canada Corp.
Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information
This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to the implementation and results of the Company’s transformation initiatives, the realization of anticipated cost savings, the impact of the Company’s organizational redesign and the ability of the Company to leverage future opportunities. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others:  competition from other newspapers and alternative forms of media; the effect of economic conditions on advertising revenue; the ability of the Company to build out its digital media and online businesses; the failure to maintain current print and online newspaper readership and circulation levels; possible damage to the reputation of the Company’s brands or trademarks; possible labor disruptions; possible environmental liabilities, litigation and pension plan obligations; fluctuations in foreign exchange rates and the prices of newsprint and other commodities. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our interim management’s discussion and analysis for the three and nine months ended May 31, 2013 and 2012 and our annual management’s discussion and analysis for the years ended August 31, 2012 and 2011. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

For more information:

Media Contact
Phyllise Gelfand
Vice President, Communications
(416) 442-2936
pgelfand@postmedia.com

Investor Contact
Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com

Postmedia Network Canada Corp.
Consolidated Statements of Operations
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)	For the three months ended May, 31		For the nine months ended May 31
	2013	2012	2013	2012

Revenues
Print advertising	113,395	131,077	351,579	402,830
Print circulation	49,401	52,484	146,540	157,954
Digital	24,093	23,584	70,198	67,139
Other	4,895	4,876	13,957	13,830
Total revenues	191,784	212,021	582,274	641,753
Expenses
Compensation	82,956	89,469	247,076	266,766
Newsprint	10,147	13,644	32,111	40,911
Distribution	27,542	31,456	82,099	94,654
Other operating	38,268	41,224	113,826	123,259
Operating income before depreciation, amortization, impairment and restructuring	32,871	36,228	107,162	116,163
Depreciation	6,706	6,585	20,336	19,564
Amortization	11,111	10,828	32,679	32,685
Impairments	93,883	-	93,883	-
Restructuring and other items	16,814	14,730	23,425	22,341
Operating income (loss)	(95,643)	4,085	(63,161)	41,573
Interest expense	14,994	16,084	46,767	47,720
Net financing expense related to employee benefit plans	383	975	1,149	2,925
(Gain) loss on disposal of property and equipment and intangible assets	(202)	43	(989)	78
(Gain) loss on derivative financial instruments	760	(9,836)	2,650	(15,260)
Foreign currency exchange losses	588	8,956	5,286	15,034
Loss before income taxes	(112,166)	(12,137)	(118,024)	(8,924)
Provision for income taxes	-	-	-	-
Net loss from continuing operations	(112,166)	(12,137)	(118,024)	(8,924)
Net earnings from discontinued operations, net of tax of nil	-	-	-	14,053
Net earnings (loss) attributable to equity holders of the Company	(112,166)	(12,137)	(118,024)	5,129

Loss per share from continuing operations
Basic	$(2.79)	$(0.30)	$(2.93)	$(0.22)
Diluted	$(2.79)	$(0.30)	$(2.93)	$(0.22)
Earnings per share from discontinued operations
Basic	-	-	-	$0.35
Diluted	-	-	-	$0.35
Earnings (loss) per share attributable to equity holders of the Company
Basic	$(2.79)	$(0.30)	$(2.93)	$0.13
Diluted	$(2.79)	$(0.30)	$(2.93)	$0.13

Postmedia Network Canada Corp.
Consolidated Statements of Financial Position
(UNAUDITED)

(In thousands of Canadian dollars)	As at May 31, 2013	As at August 31, 2012

Assets
Current Assets
Cash	56,480	22,189
Accounts receivable	91,082	90,923
Inventory	3,072	3,829
Prepaid expenses and other assets	9,291	10,258
Total current assets	159,925	127,199
Non-Current Assets
Property and equipment	234,255	267,491
Asset held-for-sale	10,530	23,139
Derivative financial instruments	21,458	24,108
Other assets	936	1,549
Intangible assets	334,915	377,862
Goodwill	149,600	223,500
Total assets	911,619	1,044,848

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	77,575	65,268
Provisions	32,895	29,888
Deferred revenue	24,806	25,915
Current portion of derivative financial instruments	2,279	6,069
Current portion of long-term debt	12,500	32,153
Total current liabilities	150,055	159,293
Non-Current Liabilities
Long-term debt	470,194	467,749
Derivative financial instruments	-	12,369
Other non-current liabilities	162,352	169,413
Provisions	874	1,588
Deferred income taxes	681	681
Total liabilities	784,156	811,093

Equity
Capital stock	371,132	371,132
Contributed surplus	8,695	7,888
Deficit	(246,775)	(139,357)
Accumulated other comprehensive loss	(5,589)	(5,908)
Total equity	127,463	233,755
Total liabilities and equity	911,619	1,044,848

Postmedia Network Canada Corp.
Consolidated Statements of Cash Flows
(UNAUDITED)

(In thousands of Canadian dollars)	For the three months ended May 31,		For the nine months ended May 31,
	2013	2012	2013	2012

Cash Generated (Utilized) by:
Operating Activities
Net earnings (loss) attributable to equity holders of the Company	(112,166)	(12,137)	(118,024)	5,129
Items not affecting cash:
Depreciation	6,706	6,585	20,336	19,727
Amortization	11,111	10,828	32,679	32,740
Impairments	93,883	-	93,883	-
(Gain) loss on derivative financial instruments	760	(10,726)	2,650	(18,741)
Non-cash interest	672	1,467	3,470	10,178
(Gain) loss on disposal of property and equipment and intangible assets	(202)	43	(989)	78
Non-cash foreign currency exchange losses	550	9,016	5,228	14,218
Gain on sale of discontinued operations	-	-	-	(17,109)
Share-based compensation plans and other long-term incentive plan expense (recovery)	214	(1,380)	1,149	(2,463)
Net financing expense relating to employee benefit plans	383	975	1,149	2,932
Non-cash compensation expense of employee benefit plans	1,078	-	2,130	-
Employee benefit funding in excess of compensation expense	-	(2,741)	-	(15,588)
Settlement of foreign currency interest rate swap designated as a cash flow hedge	-	-	(8,976)	-
Net change in non-cash operating accounts	12,986	22,116	15,224	18,912
Cash flows from operating activities	15,975	24,046	49,909	50,013

Investing Activities
Net proceeds received on the sale of discontinued operations	-	1,450	-	87,340
Net proceeds from the sale of property and equipment, intangible assets and asset held-for-sale	262	4	25,884	4
Additions to property and equipment	(1,108)	(1,695)	(5,414)	(5,635)
Additions to intangible assets	(1,314)	(1,537)	(3,937)	(5,159)
Cash flows from investing activities	(2,160)	(1,778)	16,533	76,550

Financing activities
Repayment of long-term debt	(8,853)	(7,629)	(32,040)	(108,310)
Debt issuance costs	-	-	(111)	(37)
Cash flows from financing activities	(8,853)	(7,629)	(32,151)	(108,347)

Net change in cash	4,962	14,639	34,291	18,216
Cash at beginning of period	51,518	14,060	22,189	10,483
Cash at end of period	56,480	28,699	56,480	28,699

Supplemental disclosure of operating cash flows
Interest paid	13,399	4,447	33,895	35,910
Income taxes paid	-	-	-	-